Exhibit 77M: Mergers

Van  Kampen Trust for Investment Grade Municipals  (the "Acquiring
Fund").

            On May 18, 2007 at a Special Meeting of Shareholders of Van Kampen Trust for Florida Investment Grade Municipals (the "Target
Fund"), shareholders  of  the  Target  Fund approved   an   Agreement
and  Plan  of   Reorganization   (the "Reorganization Agreement")
between the Acquiring Fund and the Target Fund, pursuant to which substantially all of the assets of the Target Fund would be combined with those of the Acquiring Fund and shareholders of the Target Fund would receive shares of the Acquiring Fund with a value equal to the
value  of  their holdings   in   the  Target  Fund  (the
"Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees.

           On June 8, 2007, the Reorganization between the Target Fund and the Acquiring Fund was completed according to the terms set forth in the Reorganization Agreement.